Fiore Exploration Acquires Rio Loa Project in Chile’s Maricunga Belt

April 12, 2017	TSXV–F

Vancouver, British Columbia – FIORE EXPLORATION LTD.  (TSXV: F.V) (OTCQB:FIORF) (“Fiore” or the “Company”) is pleased to announce the acquisition of the Rio Loa gold exploration project in the prolific Maricunga Belt of Chile (Figure 1).

Tim Warman, Fiore’s CEO stated, “The Rio Loa property shows strong evidence of a high-sulphidation gold-mineralizing system, with well-developed alteration and geochemical anomalies. Rio Loa is particularly interesting because of its proximity to Gold Fields’ 3.3 million ounce Salares Norte discovery, currently one of the highest-grade gold deposits in the Maricunga Gold Belt. The acquisition of Rio Loa follows our strategy of evaluating, acquiring and exploring undervalued assets in known mining districts hosting multi-million ounce deposits.”

Rio Loa

Rio Loa is located in the northern part of the prolific Maricunga gold belt, which boasts more than 100 Moz of gold in reserves, resources, and past production. Recent exploration success at the northern end of the Maricunga belt is highlighted by Gold Field’s Salares Norte gold-silver oxide discovery, with Measured and Indicated Resources of 3.3 Moz gold at 3.9 g/t and 42.1 Moz of silver at 48.9 g/t. Salares Norte has delivered some notable drilling results for Gold Fields including hole SNDD017 which returned 132 m at 53.2 g/t gold and 59.3 g/t silver.

Fiore’s new Rio Loa property is located approximately 25 km south of Salares Norte (Figure 2), and can be accessed year-round by road. This 1,000 Ha property has seen minimal exploration and no drilling, but previous work has identified moderate to strong silica-argillic alteration and oxidized vuggy silica characteristic of high-sulphidation gold deposits. Rock chip sampling of trenches and outcrops by previous owners identified extensive strong anomalies of arsenic, antimony, lead and weak gold in trenches and outcrops. Alteration mapping using ASTER satellite imagery shows an alteration pattern interpreted as a mixture of advanced argillic (alunite), iron-oxide and silicification within the property limits. The geochemical response and alteration pattern at Rio Loa is similar to the geochemical responses on other high sulphidation deposits within the belt such as at Salares Norte and Kinross’ La Coipa mine.

Since much of the property is blanketed by younger rocks, initial fieldwork will begin later this year, focusing on erosional windows that reveal the underlying Miocene hydrothermal breccias and acid volcanic rocks that are the target of exploration.  Mapping and sampling, utilising surface infra-red spectrometer measurements (TerraSpec) is planned to delineate the various alteration zones and the extent of the alteration system, in order to prioritize areas for follow up drilling later in the year. Geophysical surveying will also be used to identify targets beneath the younger cover. A previous, widely-spaced reconnaissance IP survey showed resistivity and chargeability anomalies coincident with the known alteration, but also extending beneath the younger volcanic cover.

Acquisition Terms

Fiore can earn 100% of the Rio Loa project by:

•

making cash payments of US$35,000 upon signing of the definitive agreement, US$30,000 one year from signing, US$50,000 two years from signing, US$80,000 three years from signing, and US$820,000 four years from signing;

•

completing US$500,000 of exploration work, including best efforts to complete 2,500 metres of drilling within the first 15 months of the agreement;

•

assigning the Vendors a 2.0% Net Smelter Royalty ("NSR") on the Property. Fiore will have the right to repurchase 50% of the Royalty (1.00% NSR) for a payment of US$3.0 million;

•

making discovery payments ranging from US$2/oz to $5/oz of Measured and Indicated, NI 43-101 compliant gold resources, to a maximum of US$5 million.

Technical Information & Qualified Person

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration

Fiore Exploration is a Latin America focused gold explorer whose projects in Chile include Pampas El Peñon and Cerro Tostado adjacent to Yamana's flagship El Peñon gold-silver mine, and the high-sulphidation Rio Loa gold project in the prolific Maricunga Gold Belt.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

Contact Us:

info@fioreexploration.com

1(416) 639-1426 Ext. 1

www.fioreexploration.com

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